

May 21, 2013

Joseph W. Dziedzic
Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226-8100

Re: **The Brink's Company**
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-09148

Dear Mr. Dziedzic:

We have reviewed your response dated May 14, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Non-GAAP Results – Reconciled to Amounts Reported Under GAAP, page 42

1. We note from your response to our previous comment 1 that, as of the date of the financial statements, you did not believe a sale of your European operations in question was possible, and that you planned to shutter them during 2013. Please tell us the carrying value of these assets, as of December 31, 2012, and how you evaluated these assets for impairment. Also, if impairment charges were taken, tell us where these charges are reflected in your financial statements. In addition, please tell us the consideration you gave to revising depreciation estimates on the related long-lived assets and, in your response, quantify the impact of any such revised estimates, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief